Prospectus Supplement No. 1 dated May 9, 2002 (To Prospectus dated May 2, 2002)	Filed Pursuant to Rule 424(b)(3) SEC File No. 333-84552

ELECTRO SCIENTIFIC INDUSTRIES, INC.
$150,000,000

4 1/4% Convertible Subordinated Notes Due 2006 and
the Common Stock Issuable upon Conversion of the Notes.

        This is a supplement to the Prospectus dated May 2, 2002 (File No. 333-84552) filed by Electro Scientific Industries, Inc. ("ESI"). Any cross references in this Prospectus Supplement No. 1 refer to portions of the Prospectus.

        The purpose of this Prospectus Supplement No. 1 is to supplement the information set forth in the Prospectus regarding the selling securityholders. The table below includes for each additional selling securityholder:

        •    its name;
        •    principal amount of notes beneficially owned as of May 9, 2002 that may be offered and sold using the Prospectus;
        •    principal amount of notes beneficially owned as of May 9, 2002 shown as a percentage of notes outstanding;
        •    number of shares of the underlying common stock that may be offered and sold using the Prospectus; and
        •    number of shares of the underlying common stock shown as a percentage of ESI common stock outstanding.

        All of the information regarding beneficial ownership set forth below was furnished to us by the selling securityholders named below. The aggregate principal amount of notes shown to be beneficially owned by the additional selling securityholders named below, when added to the aggregate principal amount of notes shown to be beneficially owned by the selling securityholders named in the table contained in the Prospectus, may be in excess of the total amount registered due to sales or transfers exempt from the registration requirements of the Securities Act of 1933 since the dates as of which the selling securityholders named in the Prospectus provided to us the information regarding their notes.

Name of selling securityholder	Principal amount of Notes beneficially owned that may be sold	Percentage of Notes Outstanding	Number of shares of common stock that may be sold(1)	Percentage of common stock outstanding owned after offering(2)
Allstate Insurance Company	$325,000	*	8,552	*
Allstate Life Insurance Company	$175,000	*	4,605	*
Amaranth LLC	$31,126,000	20.75%	819,105	*
Royal Bank of Canada	$2,000,000	1.33%	52,631	*
Sunrise Partners LLC	$10,374,000	6.92%	273,000	*

* Less than 1%

(1)
Assumes conversion of all of the holder's notes indicated in the table above as notes that may be offered and sold using this Prospectus at a conversion price of $38.00 per share of common stock. However, this conversion price will be subject to adjustment as described under "Description of Notes—Conversion Rights." As a result, the amount of common stock issuable upon conversion of the notes may increase or decrease in the future.

(2)
Calculated based on Rule 13d-3(d)(1) of the Exchange Act using 27,487,724 shares of common stock outstanding as of March 1, 2002. In calculating this amount, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder's notes. However, we did not assume the conversion of any other holder's notes. Except for Allstate

  Insurance Company and Royal Bank of Canada, none of the selling securityholders named above beneficially owns any common stock of ESI other than the common stock issuable upon conversion of the notes. In addition to the common stock issuable upon conversion of the notes indicated above, Allstate Insurance Company beneficially owns 12,900 shares of our common stock, including 1,500 shares beneficially owned by the Agents Pension Plan and 3,100 shares beneficially owned by the Allstate Retirement Plan, and Royal Bank of Canada beneficially owns 13,563 shares of our common stock.

        The selling securityholders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their notes since the date on which the information in the above table is presented. Information about the selling securityholders may change over time. Any changed information will be set forth in prospectus supplements, if required.

        Because the selling securityholders named above may offer all or some of their notes or the underlying common stock from time to time, we cannot estimate the amount of the notes or underlying common stock that will be held by the selling securityholders upon the termination of any particular offering. See "Plan of Distribution."

        The date of this Prospectus Supplement No. 1 is May 9, 2002.